Exhibit 21.1

Confidential Treatment Requested by Redfin Corporation
Pursuant to 17 C.F.R. Section 200.83

Subsidiaries of Redfin Corporation

Name of Subsidiary	Doing Business As (If Different than Legal Name)	Jurisdiction
Walk Score Management, LLC		Washington
Forward Settlement Solutions, Inc.	Title Forward	Delaware
Forward Settlement Solutions of Texas, LLC		Texas
Redfin Mortgage, LLC		Delaware
RDFN Ventures, Inc.	Redfin Now	Delaware
Redfin Home Services LLC		Delaware